FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2004

Commission File No. 333-87974

INEOS GROUP HOLDINGS PLC

(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes ☐ No ☒

INEOS GROUP HOLDINGS plc

PRESS RELEASE
October 25, 2004

INEOS Chlor Limited (‘Chlor’) has announced today that the contract to construct the new 400kte cellrooms in Runcorn has been awarded to Fluor/Uhde and also confirmed a revision to the funding package to support the modernisation of its Runcorn site. Chlor and INEOS Group Holdings plc (‘INEOS Group’) are companies under common control. INEOS Group announces today that it has agreed to participate in the revised funding package for this modernisation programme.

The cellroom contract is the most significant element of the Chlor modernisation programme that also includes a new state of the art boiler plant, a new centralised control room and a series of modernisation projects on a number of the other plants on site. Significant progress on the major projects has already been made and all remain on track for completion by 2006. The Fluor/Uhde partnership brings a wealth of experience to this project and, combined with the application of INEOS BiChlorTM electrolyser technology, will create one of the most advanced cellrooms in the world.

The original financing package announced by Chlor in July 2003 comprised £45m from INEOS companies (including £9m from INEOS Holdings Limited, a subsidiary of INEOS Group) and £60m from ICI together with Regional Selective Assistance from the UK Government. This was in addition to the original £100m facility, which ICI agreed to provide to the business.

Under the revised package announced today, INEOS Holdings Limited intends to make available additional facilities to INEOS Chlor Limited of £91m (‘the New INEOS Facility’). The new facilities are principally in the form of secured interest bearing loans with final maturity in 2010. This brings the total available facilities from INEOS Group to £100m. It is anticipated that the facilities will be drawn down over the period to the completion of the project in 2006. ICI will sell their 15% shareholding in Chlor to INEOS Holdings Limited and will forego over £100m of loans and accrued interest. ICI will have no further economic interest in the Chlor business.

The refinancing represents a major vote of confidence by INEOS in the INEOS Chlor business and is a clear sign of the company’s commitment to be a leading player in the global chlor alkali industry.

John Reece
Director
INEOS Group Holdings plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 25, 2004.

INEOS GROUP HOLDINGS PLC
Registrant Issuer

/S/ JOHN REECE

John Reece
Director